Exscientia Business Update for Second Quarter and First Half of 2023

OXFORD, U.K. - Exscientia plc (Nasdaq: EXAI)

Recent advancements in the Company’s pipeline, collaborations and operations, as well as financial results for the second quarter and first half 2023, are summarised below. Exscientia will host a conference call Thursday, August 10 at 1:30 p.m. BST / 8:30 a.m. EDT.

“In the first half of 2023, four molecules precision-designed by Exscientia advanced further into clinical trials, a significant achievement as we progress our growing pipeline,” said Professor Andrew Hopkins FRS FMedSci, founder and Chief Executive Officer of Exscientia. “Most recently, we announced the dosing of the first patient in ELUCIDATE, a Phase 1/2 trial of our CDK7 inhibitor GTAEXS617 (‘617). We also initiated a prospective observational study, EXCYTE-1, evaluating the utility of our precision medicine platform in ovarian cancer, paving the way for its potential broader application across solid tumours. As we continue executing our internal and partnered programmes and integrating automation across our end-to-end discovery process, Exscientia is solidifying its leadership in AI-enabled drug design and development.”

Recent Highlights

Internal pipeline
●In July, Exscientia announced enrolment of the first patient in ELUCIDATE, a Phase 1/2 dose escalation trial evaluating its novel CDK7 inhibitor, ‘617, for the treatment of advanced solid tumours
○‘617 was designed by Exscientia in collaboration with GT Apeiron for high potency, selectivity, oral bioavailability and safety
○The ELUCIDATE Phase 1/2 trial will evaluate the safety, efficacy and pharmacokinetics of ‘617 across multiple ascending doses in six indications including head and neck cancer, pancreatic cancer, non-small cell lung cancer (NSCLC), HR+/HER2- breast carcinoma and ovarian cancer
●EXS21546 (‘546), Exscientia’s A2AR antagonist, continues to enrol patients in the Phase 1/2 IGNITE clinical trial in relapsed/refractory renal cell carcinoma and NSCLC
●EXS74539 (‘539) and EXS73565 (‘565), Exscientia’s wholly-owned LSD1 inhibitor and MALT1 protease inhibitor, respectively, continue to progress through IND/CTA-enabling studies

Partnered programmes
●Two programmes, EXS4318 (‘4318) a PKC-theta inhibitor precision designed by Exscientia and in-licensed by Bristol-Myers Squibb, and DSP-2342, a dual 5-HT2A/5-HT7 antagonist designed for Sumitomo Pharma, are now in Phase 1 clinical trials

Precision medicine
●In July, Exscientia announced the initiation of EXCYTE-1, a prospective observational study to evaluate the utility of Exscientia’s precision medicine platform in ovarian cancer
○The multi-centre two-phase study will evaluate Exscientia’s single cell functional precision medicine platform in ovarian cancer and investigate the relationship between ex vivo drug response in primary tumour samples and patient clinical response
○The study also aims to further validate the platform for wider use across a variety of solid tumours

AI and automation
●Exscientia opened its automation laboratory in Milton Park, Oxfordshire, which will enable the Company to integrate generative AI and automation to drive faster, high quality experimentation
●The Company is building its own hardware and software solutions to automate a wide range of experimental laboratory processes including chemical synthesis, as well as biochemical and biophysical screening
●Capabilities are expected to be online later in 2023

Leadership expansion and recognition
●The Company expanded its technology leadership team to maintain nimble product development through the promotion of three experienced leaders to Exscientia’s executive committee. Each heads one of three newly created technology functions to further align executive decision-making with Exscientia’s functional priorities in technology:

oProfessor Charlotte Deane, Ph.D. MBE has been promoted to Chief AI Officer, with continued focus on the application of AI, machine learning and physics-based methods for the discovery and development of novel drug candidates
oEileen Jennings-Brown joined Exscientia as Chief Information Officer in 2022 and will continue to be responsible for this critical priority going forward
oJohn P. Overington, Ph.D. has been promoted to Chief Data Officer, focused on leading a unified data function covering all aspects of data generation and analysis
●Exscientia also appointed Harvard Professor Franziska Michor, Ph.D., to its Board of Directors. Professor Michor brings over 20 years of experience in cancer research and has authored more than 180 publications. Her work currently focuses on the evolutionary dynamics of cancer initiation, progression, response to therapy and emergence of resistance

Investor Call and Webcast Information
Exscientia will host a conference call on Thursday, August 10 at 1:30 p.m. BST / 8:30 a.m. EDT.
A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 203 433 3846 (U.K.), +1 (646) 960 0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under "Events and Presentations” in the “Investors and Media” section of the Exscientia website.

Second Quarter and First Half 2023 Financial Results
For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.2709, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2023.

Revenue: Revenue for the three and six months ended June 30, 2023 was $3.8 million and $11.1 million respectively, compared to $9.1 million and $17.9 million for the three and six months ended June 30, 2022. The decrease in revenue year over year was primarily due to amounts recognised in the prior period relating to a collaboration term extension payment.

Research and development expenses: R&D expenses for the three and six months ended June 30, 2023 were $42.0 million and $84.4 million respectively, as compared to $42.0 million and $71.8 million for the same period ended June 30, 2022. Research and development expenses in the second quarter 2023 were relatively flat over the second quarter 2022, as areas of pipeline and operational growth were offset by efficiency and cost savings activities.

General and administrative expenses: G&A expenses for the three and six months ended June 30, 2023, were $14.7 million and $28.6 million respectively, or 23% and 22% of total operating expenses. For the three and six months ended June 30, 2023, G&A expenses decreased by $0.6 million and increased by $3.3 million compared to the three and six months ended June 30, 2022 respectively, primarily associated with the growth of the business being offset by automation and cost efficiency measures.

Cash inflows: For the second quarter 2023, Exscientia received $0.7 million in cash inflows from its collaborations as compared to $111.0 million during the second quarter 2022, when the upfront payment for the Sanofi collaboration was received.

Net operating cash flow and cash balance: For the three and six months ended June 30, 2023, net operating cash outflows were $52.5 million and $107.6 million respectively, in comparison to net operating cash inflows of $54.9 million and $35.0 million for the three and six months ended June 30, 2022. Cash, cash equivalents and short-term bank deposits as of June 30, 2023 were $508.6 million, as compared to $642.8 million as of December 31, 2022 using the June 30, 2023 constant currency rate.
●Includes constant currency mark-to-market foreign exchange impact of 5% based on the strengthening of pounds sterling through June 30, 2023
●During the second quarter of 2023, Exscientia recognised net foreign exchange losses of $0.5 million
●The Company holds its deposits in both GBP and USD, intended to match expected operational cash needs in order to limit the impact of exchange rate fluctuations

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2709)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	3.8	9.1	11.1	17.9
Cost of sales	(8.0)	(11.4)	(18.7)	(18.5)
Research and development expenses	(42.0)	(42.0)	(84.4)	(71.8)
General and administrative expenses	(14.7)	(15.3)	(28.6)	(25.3)
Operating expenses	(64.7)	(68.7)	(131.7)	(115.6)
Foreign exchange (losses)/gains	(0.5)	14.5	(2.1)	26.9
Other income	2.3	1.9	5.6	3.8
Operating loss	(59.1)	(43.2)	(117.1)	(67.0)
Finance income/(expense)	5.0	0.5	9.2	0.5
Share of loss on joint ventures	(0.2)	(0.3)	(0.8)	(0.7)
Loss before taxation	(54.3)	(43.0)	(108.7)	(67.2)
Income tax benefit	8.6	6.5	15.1	11.0
Loss for the period	(45.7)	(36.5)	(93.6)	(56.2)
Net loss per share	(0.37)	(0.31)	(0.76)	(0.46)
Weighted average shares outstanding (basic and diluted)	123,748,524	121,899,774	123,504,575	121,432,193

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2709)

	June 30, 2023	December 31, 2022
Cash, cash equivalents & short-term bank deposits	508.6	642.8
Total assets	716.7	825.6
Total equity	530.3	608.6
Total liabilities	186.4	217.0
Total equity and liabilities	716.7	825.6

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2709)

	June 30, 2023	June 30, 2022
Net cash flows (used in)/from operating activities	(107.6)	35.0
Net cash flows used in investing activities	(86.0)	(139.1)
Net cash flows from financing activities	(2.0)	(3.9)
Net decrease in cash and cash equivalents	(195.6)	(108.0)
Exchange (loss)/gain on cash and cash equivalents	(3.1)	31.2
Net (decrease)/increase in cash, cash equivalents and short-term bank deposits*	(134.3)	50.5

* Includes both increases in short term bank deposits and foreign exchange gains/(losses) on cash and cash equivalents

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the initiation, timing and progress of, and data collected during and reported from, the Company's clinical trials, as well as expectations with respect to the outcome or benefit of such trial. Any statement describing Exscientia’s goals, plans, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing preclinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics; and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Investor Relations:
Sara Sherman
investors@exscientia.ai

Media:
Oliver Stohlmann
media@exscientia.ai